Exhibit (d)(4)

ASSIGNMENT AND ASSUMPTION AGREEMENT

This Assignment and Assumption Agreement (the “Agreement”) is made and entered into as of May 16, 2022, by and among Balmoral Special Situations Fund III, L.P. (“Fund III”) and Balmoral Special Situations Fund IV, L.P. (“Fund IV”).

WHEREAS, Fund III is a party to (i) that certain Equity Commitment Letter, dated as of May 11, 2022 (the “ECL”), by and between Fund III and Balmoral Swan Parent, Inc. and (ii) that certain Limited Guarantee, dated as of May 11, 2022 (the “Limited Guarantee”), by and between Fund III and Trecora Resources; and

WHEREAS, Fund III desires to assign, and Fund IV desires to assume, a portion of the Commitment (as defined in the ECL) and a portion of the Guaranteed Obligations (as defined in the Limited Guarantee).

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and legal sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Assignment and Assumption. As of the date hereof, Fund III hereby assigns to Fund IV the following obligations (collectively, the “Trecora Funding Obligations”): (i) Fund III’s obligations to fund the lesser of 66.66667% of the Commitment (as defined in the ECL) and $80 million of the Commitment and (ii) Fund III’s obligation to pay 66.66667% of the Guaranteed Obligations (as defined in the Limited Guarantee). Fund IV hereby accepts the assignment of the Trecora Funding Obligations and assumes and agrees to observe and perform the Trecora Funding Obligations.

2. Miscellaneous. This Agreement may not be amended or otherwise modified except by written instrument signed by all parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the conflicts of law principles thereof or of any other jurisdiction. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and this letter agreement shall become effective when there exists copies hereof which, when taken together, bear the authorized signatures of each of the parties hereto. In the event that any signature to this letter agreement is delivered by facsimile transmission or by e-mail delivery of a portable document format (.pdf or similar format) data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, the parties have executed this Assignment and Assumption Agreement as of the date first written above.

Balmoral Special Situations Fund III, L.P.

By: Balmoral Management III, L.P., its General Partner

By: Balmoral Funds LLC, its General Partner

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person

Balmoral Special Situations Fund IV, L.P.

By: Balmoral Management IV, L.P., its General Partner

By: Balmoral Funds LLC, its General Partner

By:	/s/ Jonathan A. Victor
Name:	Jonathan A. Victor
Title:	Authorized Person